UAM FUND SERVICES, INC.
211 CONGRESS STREET - 4TH FLOOR
BOSTON, MASSACHUSETTS  02110


VIA EDGAR

September 17, 1999

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington, D.C. 20549

Re:		UAM Funds, Inc. II (the "Fund")
		Post-Effective Amendment No. 9 on Form
		N-1A File Nos. 333-44193/ 811-08605

Dear Sir or Madam:

On September 14, 1999, the Fund erroneously duplicated the filing of Post-Effective Amendment
No. 9 to its Registration Statement on Form N-1A twice. The purpose of the filing was to delay the effectiveness of a previously filed Post-Effective
Amendment. The filings, which were made via EDGAR under Form Type 485BXT, were identical to each other. Pursuant to my conversation with Francis E.
Dalton of the Division of Investment Management, I respectfully request that you withdraw the SECOND of the two filings, which was Accession Number
0001057724-99-000064.

Please call me at (617) 542-5440, if you have any questions or comments regarding the filing.

Thank you for your time and cooperation.

Very truly yours,


Martin J. Wolin
Associate General Counsel


Cc:	Francis E. Dalton